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Exhibit 99.2

Management's Discussion and Analysis from Annual Report

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

OVERVIEW

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations primarily in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products.

Axcan's current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. In addition, Axcan currently has three products pending approval — one an additional indication in Europe for a currently marketed product, one a new formulation for a product currently marketed in the United States and the last one, an indication for a new product in the United States. Axcan also has a number of pharmaceutical projects in all phases of development.

Axcan reported revenue of $179.1 million and operating income of $39.4 million for the year ended September 30, 2003. During the fourth quarter of the year, Axcan acquired an exclusive license to develop, manufacture and market ITAX. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research contract liabilities. Because ITAX, a product in development, has not reached technological feasibility and has no known alternative uses, it is considered to be acquired in-process research and therefore, for accounting purposes, was expensed in the period of acquisition.

Much of Axcan's recent sales growth is derived from sales in the United States and from sales from its French subsidiary, following recent acquisitions in Europe. During the first quarter of this fiscal year, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories ("Abbott") and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. Revenue from sales of Axcan's products in the United States was $113.9 million (63.6% of total revenue) for the year ended September 30, 2003, compared to $100.1 million (75.6% of total revenue) for fiscal year 2002 and $84.6 million for fiscal year 2001. Revenue from Canada was $20.6 million (11.5% of total revenue) for the year ended September 30, 2003, compared to $17.4 million (13.1% of total revenue) for fiscal year 2002 and $18.5 million for fiscal year 2001. Revenue from France, including domestic and foreign sales, amounted to $44.2 million, (24.7% of total revenue) for the year ended September 30, 2003, compared to $14.8 million (11.2% of total revenue) for fiscal year 2002.

Axcan's revenue has historically been, and continues to be, principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

SUBSEQUENT EVENT

On November 18, 2003, the Company announced the closing of an agreement, to acquire the rights to a group of products from Aventis. Under the terms of this agreement, the Company acquired CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. The $145 million purchase price was paid out of Axcan's cash on hand. Axcan believes this acquisition will be immediately accretive. During the last 12 months, Aventis' combined net sales of acquired products in these territories were approximately $42 million.

CRITICAL ACCOUNTING POLICIES

The Company decided, for the year beginning October 1, 2002, to switch from Canadian Generally Accepted Accounting Principles ("GAAP") to United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies.

Axcan's consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of the underlying transaction could significantly change the application of the accounting policies and the resulting financial statement impact. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available. Actual results could differ from these estimates.

REVENUE RECOGNITION

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

GOODWILL AND INTANGIBLE ASSETS

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Prior to October 1, 2001, goodwill and intangible assets were amortized using the straight-line method based on their estimated useful lives which ranged from 7 to 25 years. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down is recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future uses is written off at the time of acquisition. The cost of intangibles purchased from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

ACQUISITION OF COMPANIES

On November 7, 2001, Axcan acquired all the outstanding shares of Laboratoires Entéris S.A.S. ("Entéris"), a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.

On April 17, 2002, Axcan acquired all the outstanding shares and certain related assets of Laboratoire du Lactéol du Docteur Boucard S.A. ("Lactéol"). Lactéol specializes in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million and was paid through the issuance of 365,532 common shares of the Company and the payment of $8.4 million in cash.

The acquisition costs for both transactions have been allocated to assets and liabilities according to their estimated fair value at acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from acquisition dates.

ACQUISITION OF PRODUCTS

On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10 million and assumed $2 million in research contract liabilities. Because ITAX, a product in development, has not reached technological feasibility and has no known alternative uses, it is considered to be acquired in-process research. Therefore, its acquisition was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition.

On December 10, 2002, the Company acquired the rights to DELURSAN (ursodiol 250 mg tablets) for the French market, for a cash purchase price of $22.8 million from Aventis Pharma S.A.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45 million. During the period of marketing authorizations transfer, which may extend to May 2004, Abbott acts as an agent for the management of the product line sales. During the interim period, Axcan includes in its revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other Abbott related expenses. Consequently, although net sales of the PANZYTRAT enzyme product line for the year ended September 30, 2003, were $14,255,979, the Company included in its revenues an amount of $9,463,645 representing the net sales from the product line less cost of goods sold and other related expenses.

RESULTS OF OPERATION

The following table sets forth, for the years indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

For the years ended September 30	2003	2002	2001
Revenue	100%	100%	100%

Cost of goods sold	24.8	25.7	25.4
Selling and administrative expenses	35.2	37.3	36.8
Research and development expenses	6.8	6.7	7.0
Acquired in-process research	6.7	—	—
Depreciation and amortization	4.5	5.7	11.4

	78.0	75.4	80.6

Operating income	22.0	24.6	19.4

Financial expenses	2.4	0.7	2.7
Interest income	(0.9)	(0.7)	(0.9)
Loss on foreign currency	—	0.2	0.6
Takeover-bid expenses	2.1	—	—

	3.6	0.2	2.4

Income before income taxes	18.4	24.4	17.0
Income taxes	7.3	8.4	5.6

Net income	11.1	16.0	11.4

Quarterly results
(amounts in thousands of dollars,
except share related data)

			Net Income (loss) per share
Quarter	Revenue $	Net Income (loss) $	Basic $	Diluted $
2003
First	37,846	6,557	0.15	0.14
Second	45,621	8,933	0.20	0.20
Third	46,877	6,339	0.14	0.14
Fourth	48,740	(1,904)	(0.04)	(0.04)

2002
First	28,522	3,597	0.09	0.09
Second	30,489	4,751	0.12	0.12
Third	35,493	5,848	0.13	0.13
Fourth	37,900	6,992	0.16	0.15

YEAR ENDED SEPTEMBER 30, 2003
COMPARED TO YEAR ENDED SEPTEMBER 30, 2002

REVENUE

Revenue increased $46.7 million (35.3%) to $179.1 million for the year ended September 30, 2003, from $132.4 million for the preceding fiscal year. This increase in revenue resulted primarily from sales generated by Axcan's French subsidiary, following the acquisitions of Entéris and Lactéol and the PANZYTRAT and DELURSAN product lines. Strong sales of URSO 250 in North America also contributed to the increase. Revenue from the French subsidiary, including domestic and foreign sales, amounted to $44.2 million for the year ended September 30, 2003, compared to $14.8 million for the year ended September 30, 2002.

Key sales figures for fiscal 2003 are as follows:

  •
  Worldwide sales of pancreatic enzymes (ULTRASE, VIOKASE and PANZYTRAT) amounted to $57.9 million, an increase of 47% over fiscal 2002 sales of pancreatic enzymes. PANZYTRAT, acquired in the first quarter of fiscal 2003, accounted for $10.2 million of sales;

  •
  Worldwide sales of ursodiol (URSO 250, URSO DS and DELURSAN) increased 79% to $53.9 million. DELURSAN, which was acquired in the second quarter of fiscal 2003, accounted for $6.9 million of sales;

  •
  Sales of mesalamine (CANASA and SALOFALK) amounted to $26.2 million, a 24% decrease from the prior year. This decrease was mainly due to the resolution of short product supply, that occurred in fiscal 2002, for a product competing with CANASA in an associated indication.

  •
  Sales of PHOTOFRIN and other products in North America amounted to $14.1 million, an increase of 3%. The Company expects growth in PHOTOFRIN sales in fiscal 2004 with the launch of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus.

  •
  Sales of other products in Europe, mainly LACTÉOL and TAGAMET, amounted to $27.6 million, a 76% increase over such sales in the prior year.

COST OF GOODS SOLD

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $10.5 million (28.3%) to $44.5 million for the year ended September 30, 2003, from $34.0 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2003, decreased as compared to the preceding fiscal year, from 25.7% to 24.8% of revenue. This decrease in cost of goods sold, expressed as a percentage of revenue, is due in part to the accounting treatment of the PANZYTRAT revenue during the transition period. Since the acquisition of the PANZYTRAT rights in December 2002, Abbott is acting as an agent for sales of this product line, until marketing authorization transfers are completed. During the transition period, Axcan includes in its revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other Abbott related expenses. Thus, Axcan's cost of goods sold does not include costs related to these PANZYTRAT sales.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $13.7 million (27.7%) to $63.1 million for the year ended September 30, 2003, from $49.4 million for the preceding fiscal year. This increase is mainly due to the inclusion of $15.0 million of selling and administrative expenses from Entéris and Lactéol for the year ended September 30, 2003, compared to $7.8 million for the preceding year which represented five months of operations for Lactéol and eleven months of operations for Entéris.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf, and of salaries and benefits paid to its personnel involved in research and development projects. Excluding acquired in-process research and development, research and development expenses increased $3.2 million (36.0%) to $12.1 million for the year ended September 30, 2003, from $8.9 million for the preceding fiscal year. The increase is primarily due to the fact that Axcan is currently conducting two additional clinical studies on its new CANASA rectal gel formulation in order to meet regulatory requirements. Also, additional costs were incurred to address manufacturing issues at one of the five manufacturing sites involved in the production of HELIZIDE.

ACQUIRED IN-PROCESS RESEARCH

The acquired in-process research of $12.0 million results from the acquisition from Abbott of an exclusive license for North America, the European Union and Latin America, to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, Axcan paid $10.0 million and assumed $2.0 million in research contract liabilities. Because ITAX, a product in development, has not reached technological feasibility and has no known alternative uses, it is considered to be acquired in-process research. Therefore, its acquisition was expensed in the fourth quarter of the year ended September 30, 2003, the period of acquisition.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $0.5 million (6.6%) to $8.1 million for the year ended September 30, 2003, from $7.6 million for the preceding fiscal year. The increase resulted mainly from depreciation and amortization of capital assets acquired in the November 2001 acquisition of Entéris and the April 2002 acquisition of Lactéol.

FINANCIAL EXPENSES

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $3.4 million to $4.3 million for the year ended September 30, 2003, from $0.9 million for the preceding fiscal year. This increase is mainly due to interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003.

TAKEOVER-BID EXPENSES

On April 10, 2003, Axcan made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmaceuticals Inc. ("Salix"), which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share for the year ended September 30, 2003.

INCOME TAXES

Income taxes amounted to $13.0 million for the year ended September 30, 2003, compared to $11.1 million for the preceding fiscal year. The effective tax rates were 39.5% for the year ended September 30, 2003, and 34.4% for the year ended September 30, 2002. The increase in our effective tax rate was due to acquired in-process research which is deductible at a lower rate than most operating expenses. As shown later under net income, excluding acquired in-process research and takeover-bid expenses, the effective tax rate was 31.4% for the year ended September 30, 2003.

NET INCOME

Net income (in thousands of dollars), basic income per share and diluted income per share according to U.S. GAAP for the years ended September 30, 2003, and 2002, were as follows:

	For the year ended September 30
	2003 $	2002 $
Net income in accordance with U.S. GAAP	19,925	21,188

Income per common share
Basic	0.44	0.51
Diluted	0.44	0.50

Net income (in thousands of dollars), basic income per share and diluted income per share excluding takeover bid expenses, acquired in-process research and related income taxes for the year ended September 30, 2003, were as follows:

					Income per share
		Income taxes
	Income before income taxes $
For the year ended September 30, 2003				Net income $	Basic $	Diluted $
		$	%
According to U.S. GAAP	32,917	12,992	39.5	19,925	0.44
Acquired in-process research	12,000	982	8.2	11,018	0.25
Takeover-bid expenses	3,697	1,290	34.9	2,407	0.05

Excluding acquired in-process research and takeover-bid expenses	48,614	15,264	31.4	33,350	0.74	0.73

This measure of net income, basic income per share and diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain unusual expenses and because it provides similar information for period-to-period comparisons of operations. Investors should consider this non-GAAP measure in the context of Axcan's U.S. GAAP results of operations.

For the year ended September 30, 2003, net income was $19.9 million or $0.44 of both basic and diluted income per share, compared to $21.2 million or $0.51 of basic income per share and $0.50 of diluted income per share for the preceding year. Excluding takeover-bid expenses, acquired in-process research and related income taxes, net income for the year ended September 30, 2003 was $33.4 million or $0.74 of basic income per share and $0.73 of diluted income per share, compared to $21.2 million of net income or $0.51 of basic income per share and $0.50 of diluted income per share for the year ended September 30, 2002.

The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 41.7 million for the year ended September 30, 2002, to 44.9 million for the year ended September 30, 2003, as a result of the exercise of options previously granted pursuant to Axcan's stock option plan in fiscal 2003 and the completion of equity public offerings, the subscription of investors through private placements, the exercise of options and the issuance of shares for the acquisition of assets in fiscal 2002.

The adjusted weighted average number of common shares outstanding, used to establish the diluted per share amounts, increased from 42.5 million for the year ended September 30, 2002, to 45.6 million for the year ended September 30, 2003.

YEAR ENDED SEPTEMBER 30, 2002,
COMPARED TO YEAR ENDED SEPTEMBER 30, 2001

REVENUE

Revenue increased $28.6 million (27.6%) to $132.4 million for the year ended September 30, 2002, from $103.8 million for the preceding fiscal year. This increase in revenue came almost equally from increased sales in the United States and France. Fiscal 2002 revenue from Europe in the amount of $15.7 million included sales from Entéris for 11 months, and sales from Lactéol for 5 months. In the United States, CANASA rectal suppositories, marketed since April 2001, also contributed to the increase.

Key sales figures for fiscal 2002 are as follows:

  •
  Sales of ULTRASE/VIOKASE amounted to $39.5 million, an increase of 4%;

  •
  Sales of URSO 250 amounted to $30.2 million, an increase of 15%;

  •
  Sales of CANASA/SALOFALK amounted to $34.2 million, an increase of 53%;

  •
  Sales of PHOTOFRIN and other products in North America amounted to $13.6 million;

  •
  Sales of all products in Europe amounted to $15.7 million.

COST OF GOODS SOLD

Cost of goods sold increased $7.6 million (28.8%) to $34.0 million for the year ended September 30, 2002, from $26.4 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2002, increased marginally as compared to the preceding fiscal year, at 25.7% and 25.4%, respectively. This increase was due primarily to increased sales in Europe where margins are lower than in the United States.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased $11.2 million (29.3%) to $49.4 million for the year ended September 30, 2002, from $38.2 million for the preceding fiscal year. This increase is mainly due to the inclusion of $7.8 million of selling and administrative expenses from Entéris and Lactéol. Additions to the sales force in the United States, and increased marketing efforts for URSO 250 and CANASA suppositories in the United States, also contributed to the increase.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased $1.7 million (23.6%) to $8.9 million for the year ended September 30, 2002, from $7.2 million for the preceding fiscal year. During the fiscal year ended September 30, 2002, the Company completed the filing of new drug submissions for the use of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus.

FINANCIAL EXPENSES

Financial expenses decreased $2.0 million (69.0%) to $0.9 million for the year ended September 30, 2002, from $2.9 million for the preceding fiscal year. Financial expenses for the year ended September 30, 2001, were primarily attributable to interest paid on a loan of approximately $52.0 million used to acquire the 50% interest of Schwarz in the Axcan URSO joint venture. This loan was repaid in fiscal 2001.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased $4.3 million (36.7%) to $7.5 million for the year ended September 30, 2002, from $11.8 million for the preceding fiscal year.

This decrease resulted from a reduction of $6.4 million due to a change in accounting policies described above regarding goodwill and other intangible assets, offset in part by an increase of $2.0 million due to amortization of newly-acquired capital assets. Depreciation and amortization of assets acquired include $0.8 million for lasers used with PHOTOFRIN in the United States and $0.6 million for capital assets in France, for Entéris since November 2001 and Lactéol since April 2002.

INCOME TAXES

Income taxes amounted to $11.1 million for the year ended September 30, 2002, compared to $5.8 million for the year ended September 30, 2001. The effective tax rates were 34.4% in 2002 and 32.9% in 2001.

NET INCOME

Net income was $21.2 million or $0.51 of basic income per share and $0.50 of diluted income per share, for the year ended September 30, 2002, compared to $11.8 million or $0.32 per share on both a basic and diluted basis, for the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 35.8 million for the year ended September 30, 2001, to 41.7 million for the year ended September 30, 2002, following the completion of public equity offerings, the subscription of investors through private placements, the exercise of options previously granted pursuant to Axcan's stock option plan, the issuance of shares for the acquisition of assets and for the redemption of preferred shares previously issued in connection with the acquisition of PHOTOFRIN, both in fiscal years 2001 and 2002.

CANADIAN GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the years ended September 30, 2003, and 2002, are summarized in the following table:

	For the year ended September 30
	2003 $	2002 $
Net income in accordance with U.S. GAAP	19,925	21,188
Prepaid advertising costs	—	(457)
Implicit interest on convertible debt	(2,292)	—
Acquired in-process research	12,000	—
Amortization of new product acquisition costs	(54)	(54)
Income tax impact of the above adjustments	(962)	191

Net earnings in accordance with Canadian GAAP	28,617	20,868

On March 5, 2003, the Company closed an offering of $125,000,000 aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as the equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. As at September 30, 2003, implicit interest in the amount of $2,292,478 was accrued for and added to the liability component.

Until September 30, 2001, prepaid advertising costs were deferred and amortized over a two-year period under Canadian GAAP. In 2002, the Company elected to charge its scientific symposium costs to earnings in the fiscal year when they were incurred. Under U.S. GAAP, these costs are deducted from earnings.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.

LIQUIDITY AND CAPITAL RESOURCES

Axcan's cash, cash equivalents and short-term investments increased $90.2 million to $170.9 million at September 30, 2003, from $80.7 million at September 30, 2002. As of September 30, 2003, working capital was $174.8 million, compared to $103.5 million at September 30, 2002. These increases are mainly due to the issuance of convertible subordinated notes which provided net proceeds of $120.5 million and were partially offset by the acquisition of the rights to the PANZYTRAT product line and DELURSAN for a total cash purchase price of $67.8 million plus transaction expenses. On October 8, 2003, Axcan signed an agreement to acquire the rights to a group of products from Aventis Holding Inc. The purchase price of $145 million was, in November 2003, paid out of Axcan's cash, cash equivalents and short-term investments.

Total assets increased $178.3 million (48.6%) to $545.3 million as of September 30, 2003, from $367.0 million as of September 30, 2002. Shareholders' equity increased $36.2 million (12.3%) to $331.0 million as of September 30, 2003, from $294.8 million as of September 30, 2002.

Historically, Axcan financed research and development, oper-ations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since going public in Canada in December 1995, Axcan has raised approximately $243.0 millionfrom sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of Axcan URSO (these amounts have since been repaid).

Axcan has credit facilities totaling $55.0 million with two Canadian chartered banks. The facilities consist of a $15.0 million revolving operating facility renewable annually and a $40.0 million 364-day, extendible revolving facility with a three-year term-out option maturing October 12, 2007.

The credit facilities are secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of the Company's net income for the preceding fiscal year. As of September 30, 2003, Axcan was in compliance with all credit facilities' covenants.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 125 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 225 basis points over the LIBOR rate or bankers' acceptances. The credit facilities may be drawn in U.S. dollar or Canadian dollar equivalents. As at September 30, 2003, there was no amount outstanding under these credit facilities.

CASH FLOWS AND FINANCIAL RESOURCES

Cash flows from operating activities increased $16.2 million (45.9%) to $51.5 million for the year ended September 30, 2003, from $35.3 million for the year ended September 30, 2002. Cash flows from financing activities for the year ended September 30, 2003, were $117.9 million mainly due to the issuance of the convertible subordinated notes, which provided net proceeds of $120.5 million. Cash flows used for investment activities for the year ended September 30, 2003, were $152.1 million mainly due to the net cash used for the acquisition of short-term investments and the acquisition of intangible assets with the proceeds from the disposal of short-term investments.

Axcan's research and development spending totaled $12.1 million for fiscal 2003 and $8.9 million for fiscal 2002. Axcan believes that its cash and operating cash flows will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet operating cash requirements, including development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations.

EARNINGS COVERAGE

The earnings coverage ratios are as follows:

Under U.S. GAAP, for the year ended September 30, 2003, interest requirements amounted to $5.9 million on a pro-forma basis and earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 6.1 to one.

Under Canadian GAAP, for the year ended September 30, 2003, interest requirements amounted to $10.2 million on a pro-forma basis and earnings coverage ratio was 4.8 to one.

The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.2 million as required by Canadian GAAP.

RISK FACTORS

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

FOREIGN CURRENCY RISK

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

INTEREST RATE RISK

The primary objective of Axcan's investment policy is the protection of principal. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

SUPPLY AND MANUFACTURE

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternate suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

VOLATILITY OF SHARE PRICES

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares. Changes in accounting standards could have an impact on the financial statements' presentation.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. These forward-looking statements include targets for income per share and the expected sales growth of the Company's products. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including successful and timely completion of clinical studies, uncertainties related to the regulatory process, commercialization of the drug or therapy thereafter, difficulty of predicting acceptance and demand for pharmaceutical products, impact of competitive products and pricing, new product development and launch, availability of raw materials, and fluctuations in operating results. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

On behalf of Management,

signed

Jean Vézina
Vice President, Finance
and Chief Financial Officer

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  Exhibit 99.2
Management's Discussion and Analysis from Annual Report
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS